April 6, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Carlos Pacho, Senior Assistant Chief Accountant

Re: Scripps Networks Interactive, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 24, 2017

File No. 001-34004

Ladies and Gentlemen:

Scripps Networks Interactive, Inc. (“SNI”, or the “Company”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 24, 2017 (the “Comment Letter”) regarding SNI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by SNI’s response.

Form 10-K for the fiscal year ended December 31, 2016

Selected Financial Data, page 22

COMMENT:

1.

Given that total segment profit is a non GAAP measure, its presentation on the face of the income statement is not appropriate. Refer to Question 104.04 of the Compliance and Disclosure Interpretations issued on May 17, 2016 and to Item 10(e)(1)(ii) of the Regulation S-K. Please revise.

RESPONSE TO COMMENT 1

The Company has reviewed Item 10(e)(1)(ii) of Regulation S-K with respect to the guidance in Question 104.04 of the Compliance and Disclosure Interpretations on non GAAP financial measures. Although total segment profit, a non GAAP measure, was not presented on the face of the income statement, it was presented within the Selected Financial Data table. The Company agrees to modify its Selected Financial Data table to exclude total segment profit in future filings. The Company proposes the following presentation beginning in its next Annual Report on Form 10-K (using data for the fiscal year ended December 31, 2016):

Selected Financial Data
Five-Year Financial Highlights
	Year ended December 31,
(in thousands, except per share data and cash dividends)	2016	2015	2014	2013	2012
Summary of Operations
Operating revenues:
U.S. Networks	$2,871,424	$2,716,663	$2,588,357	$2,466,061	$2,257,625
International Networks	557,052	327,891	90,180	75,677	49,444
Corporate and Other	(27,041)	(26,327)	(13,081)	(10,929)	113
Total operating revenues	$3,401,435	$3,018,227	$2,665,456	$2,530,809	$2,307,182
Net income attributable to SNI common shareholders	$673,595	$606,828	$545,275	$505,070	$681,478
Per Share Data
Net income attributable to SNI common shareholders per share of common stock
Basic	$5.20	$4.68	$3.86	$3.43	$4.48
Diluted	$5.18	$4.66	$3.83	$3.40	$4.44

Cash dividends declared	$1.00	$0.92	$0.80	$0.60	$0.48
Balance Sheet Data
Total assets	$6,200,294	$6,672,314	$4,657,481	$4,438,447	$4,138,798
Total debt	$3,202,386	$4,010,272	$2,369,254	$1,384,488	$1,384,216

29. Segment Information, page 91

COMMENT:

2.

We note that you reconcile your segment measure of profit or loss, Segment Profit (Loss), to total consolidated operating income. Please revise to reconcile this measure to consolidated income from operations before income taxes in accordance with ASC 280-10-50-30.

RESPONSE TO COMMENT 2

The Company had considered the guidance in ASC 280-10-50-30 prior to filing the 2016 Annual Report on Form 10-K by disclosing a narrative description of those items excluded from operating income that are included within income (loss) from operations before income taxes. In response to the Staff’s comment, the Company will reconcile segment profit (loss) to income (loss) from operations before income taxes in future filings. The Company proposes the following presentation beginning in its next Quarterly Report on Form 10-Q (using data for the three months ended March 31, 2016):

	Three months ended March 31, 2016
(in thousands)	U.S. Networks	International Networks	Corporate and Other	Consolidated
Operating revenues:
Advertising	$487,285	$84,570	$—	$571,855
Distribution	202,096	25,972	—	228,068
Other	12,814	10,796	(6,655)	16,955
Total operating revenues	702,195	121,338	(6,655)	816,878
Cost of services, excluding depreciation and amortization	203,359	81,058	(4,750)	279,667
Selling, general and administrative	139,339	30,491	28,991	198,821
Segment profit	359,497	9,789	(30,896)	338,390
Depreciation	14,195	2,841	261	17,297
Amortization	10,021	21,041	—	31,062
Operating income (loss)	$335,281	$(14,093)	$(31,157)	$290,031
Interest expense, net	(17)	(6,867)	(26,861)	(33,745)
Equity in earnings of affiliates	7,732	17,946	—	25,678
Gain on derivatives	—	—	2,766	2,766
Gain on sale of investments	208,197	—	—	208,197
Miscellaneous, net	3,487	31,058	(28,479)	6,066
Income from operations before income taxes	$554,680	$28,044	$(83,731)	$498,993

Additions to property and equipment:	$8,671	$2,674	$—	$11,345

*****

We appreciate your time and attention to this matter. If you would like to discuss our response, please let us know. In the meantime, should you need any further information, please contact Lori Hickok, Chief Financial Officer, by phone at (865) 560-4036 or by email at lhickok@scrippsnetworks.com.

Very truly yours,

/s/ Lori A. Hickok

Lori A. Hickok

Chief Financial Officer